Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three and nine months ended September 30, 2007 and 2006 has been prepared based on information available to the Company as of October 31, 2007. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three and nine months ended September 30, 2007 and 2006, and in conjunction with MD&A for the year ended December 31, 2006. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. The accounting policies have been consistently followed in preparation of the consolidated financial statements except that the Company has adopted the guidelines governed by the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530 – "Comprehensive Income" and 3855 – "Financial Instruments – Recognition and Measurement", which became effective for the Company on January 1, 2007 and requires the Company to disclose comprehensive income and its components. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars unless otherwise noted.

Overview

Construction of the Company's Cerro San Pedro gold and silver mine in Mexico was substantially completed in April 2007. Construction activities that are ongoing include cells two and three of the phase one leach pad, installation of additional pumps to increase processing plant throughput capacity and other miscellaneous projects. The processing plant facilities were tested, which included three doré pours totaling 365 ounces of gold and 9,221 ounces of silver, and determined to be operational at the end of April 2007. The Company declared commencement of commercial production on May 1, 2007. The Company's results from operations for the current quarter differ from preceding periods as the Company is now realizing revenue from operations.

As of October 31, 2007, approximately 5.2 million tonnes of ore had been placed on the leach pad containing an estimated 82,700 and 4,068,800 ounces of gold and silver. Of these ounces, 32,200 and 643,700 ounces of gold and silver, respectively, are estimated to be recoverable. The ore tonnes placed on the leach pad to date are predominately limestones, which are found at the top of the deposit and have the lowest recovery rates of all the Cerro San Pedro ore types. The recovery period is estimated to be five months for gold and six months for silver.

Gold and silver production to date has totaled 17,691 ounces of gold and 282,446 ounces of silver. October production was 5,015 ounces of gold and 70,285 ounces of silver. The Company is on track to achieve planned full monthly production levels for the first eight years of the mine life of 6,500 and 141,000 ounces of gold and silver, respectively, in the second quarter of 2008.

Cerro San Pedro Project – 2007 Gold Ounces Poured Per Month

Cerro San Pedro Project – 2007 Silver Ounces Poured Per Month

The Company is also advancing a copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

Financial Results of Operations

Third Quarter 2007 Compared to Third Quarter 2006

The Company reported a loss of $2.5 million ($0.03 per share) for the three months ended September 30, 2007. The loss in 2007 principally resulted from the Company not yet reaching planned production levels due to commencement of operations on May 1, 2007. There were no operations in 2006.

Gold and silver sales in the current period totaled $5.5 million and $1.6 million, respectively. The Company sold 8,202 ounces of gold and 130,348 ounces of silver at an average realized price per ounce of $672.74 and $12.60, respectively. Production costs totaled $8.6 million in the current period and exceeded metal sales due to the start-up nature of operations. There were no metal sales during 2006.

Depreciation and amortization in the current period of $0.4 million was due to amortization of Cerro San Pedro mine development costs beginning May 1, 2007.

General and administrative expense increased by $0.5 million in the current period to $1.2 million, and was principally due to higher compensation costs resulting from additional employees and increases in compensation to existing staff and management.

Foreign exchange gain in the current period was $0.7 million as compared to a gain of $0.2 million for the three months ended September 30, 2006. The increase in foreign exchange gain in the current period resulted from holding Canadian dollar cash balances and a greater strengthening of the Canadian dollar relative to the U.S. dollar in 2007 as compared to 2006. The Company held Canadian dollar cash balances totaling Cdn$11.8 million at September 30, 2007 and Cdn$14.6 million at September 30, 2006.

Year to Date 2007 Compared to Year to Date 2006

The Company reported a loss of $3.8 million ($0.04 per share) for the nine months ended September 30, 2007. The loss in 2007 principally results from the Company not yet reaching planned production levels due to commencement of operations on May 1, 2007. There were no operations in 2006.

Gold and silver sales during the nine months ended September 30, 2007 totaled $7.3 million and $2.4 million, respectively. Sales consisted of 10,967 ounces of gold and 184,229 ounces of silver at an average realized price per ounce of $668.48 and $12.81, respectively. Production costs totaled $11.4 million in the current period and exceeded metal sales due to the start-up nature of operations. There were no metal sales in the preceding period.

Depreciation and amortization in the current period of $0.5 million was due to amortization of Cerro San Pedro mine development costs beginning May 1, 2007.

General and administrative expenses increased by $1.3 million in the current period to $3.9 million, and was principally due to higher compensation costs resulting from additional employees and increases in compensation to existing staff and management.

Exploration and business development expense increased by $0.2 million in the current period to $0.6 million. The increase generally resulted from second quarter expenditures totaling $0.1 million to acquire an option to purchase the Liberty Bell gold project in Alaska, and performance bonuses for exploration employees totaling $0.1 million.

Restricted stock unit ("RSU") expense increased from $0.2 million in the preceding period to $0.5 million in the current period. The $0.3 million increase in the current period primarily resulted from an increase in the RSU liability due to a greater strengthening of the Canadian dollar relative to the U.S. dollar at September 30, 2007 as compared to December 31, 2006, versus the comparable preceding period. In addition, 183,700 RSUs were granted in May 2007 for a total of 553,700 RSUs outstanding at September 30, 2007. Settlement of RSUs will be made in Canadian dollars. RSU expense is recorded over the vesting period.

Foreign exchange gain in the current period was $2.6 million as compared to a gain of $1.3 million for the nine months ended September 30, 2006. The $1.3 million increase in foreign exchange gain for the nine months ended September 30, 2007 resulted from holding Canadian dollar cash balances and a greater strengthening of the Canadian dollar relative to the U.S. dollar in 2007 as compared to 2006. The Company held Canadian dollar cash balances totaling Cdn$11.8 million at September 30, 2007 and Cdn$14.6 million at September 30, 2006.

Summary of Quarterly Results
(000's, except per share data)

		2007		2006
	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$

Total revenues	7,160	2,531	–	–
Net income (loss)	(2,519)	(501)	(757)	(2,168)
Basic net income (loss) per share	(0.03)	(0.01)	(0.01)	(0.03)
Diluted net income (loss) per share	(0.03)	(0.01)	(0.01)	(0.03)

		2006		2005
	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$

Total revenues	–	–	–	–
Net income (loss)	(605)	9	(367)	15
Basic net income (loss) per share	(0.01)	0.00	0.00	0.00
Diluted net income (loss) per share	(0.01)	0.00	0.00	0.00

The quarterly net income (loss) volatility for 2007 was primarily attributable to holding large cash balances in Canadian dollars and high fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains totaled $0.2 million, $1.7 million and $0.7 million for the first, second and third quarters of 2007, respectively. In addition, the Company had losses from operations totaling $0.4 million and $1.9 million in the second and third quarters of 2007, respectively, due to the start-up nature of operations.

The quarterly net income (loss) volatility for 2006 was also primarily attributable to holding large cash balances in Canadian dollars and high fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains (losses) totaled ($0.1 million), $1.2 million, $0.2 million and ($0.7 million) for the first, second, third and fourth quarters of 2006, respectively. In addition, the fourth quarter of 2006 reflected a write-down of mineral properties, plant and equipment totaling $0.4 million, and $0.2 million for restricted stock unit expense due principally to an increase in the Company's share price from Cdn$3.40 at September 30, 2006 to Cdn$4.60 at December 31, 2006.

Liquidity and Capital Resources

The Company had $16.8 million of cash and cash equivalents at September 30, 2007. The Company believes that it has sufficient cash to fund its needs until it begins to generate cash flow from operations in the fourth quarter of 2007.

The Company's cash balances decreased from $44.8 million at December 31, 2006 to $16.8 million at September 30, 2007. Cash flows spent on operating activities in 2007 totaled $12.3 million, of which $7.8 million was due to the build-up of leach pad inventory. Cash flows spent on investing activities in 2007 totaled $16.6 million and principally related to costs incurred on mine development activities at the Cerro San Pedro project during the pre-commercial production period from January 1, 2007 to April 30, 2007, and costs incurred subsequent to April 30, 2007 for construction of the leach pads and other miscellaneous construction activities. Cash flows received from financing activities totaled $1.0 million and primarily resulted from the exercise of 487,134 stock options during 2007.

Outstanding Share Data

As of October 31, 2007, the Company had issued one class of common shares and had a total of 92,552,615 shares outstanding. In addition, the Company had the following warrants and stock options outstanding at October 31, 2007:

•

19,247,850 warrants, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008.

•

3,835,250 warrants, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009.

•

3,105,085 stock options, each of which is exercisable for one common share at prices ranging from Cdn$1.20 to Cdn$5.10 per share.

Use of Estimates

Inventory

The amount of gold and silver in the ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data. Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The ultimate recovery of gold and silver from the leach pad will not be known until the leaching process has concluded at the end of the mine life.

New Accounting Standards

Effective January 1, 2007, the Company adopted the two new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants ("CICA").

a)

Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company's cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices. Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet. These unrealized gains and losses are not reflected in net income until realized.

b)

Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company's balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $10,000 increase to accumulated other comprehensive income. The adjustment resulted from unrealized gains on cash equivalents accounted for as available-for-sale securities. As prescribed by these standards, prior periods have not been restated.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure Controls

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is communicated to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as of September 30, 2007 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made available to them.

Corporate Outlook

The Cerro San Pedro mine is currently mining at full mine plan production rates of 63,000 tonnes per day. The processing plant is expected to achieve its designed throughput levels of 1,000 cubic meters per hour in the fourth quarter of 2007. With October production reaching 5,015 ounces of gold and 70,285 ounces of silver, the Company is on track to achieve full monthly production levels for the first eight years of the mine life of 6,500 and 141,000 ounces of gold and silver, respectively, in the second quarter of 2008. Over the ten year mine life, average annual production levels are expected to be 89,400 ounces of gold and 2,126,500 ounces of silver. Production for 2007 is expected to be 30,000 ounces of gold and 400,000 ounces of silver. Given current high gold and silver prices, the Company is analyzing the potential for crushing ore at the project in order to increase gold and silver recoveries.

In October 2007, Mexico enacted a new tax law that will go into effect on January 1, 2008 and includes the introduction of a flat tax (known as IETU for its acronym in Spanish). Flat tax is calculated at 17.5% of cash basis net income, as defined, with transitional rates of 16.5% in 2008 and 17.0% in 2009. In any given year, companies will effectively pay the greater of flat tax or income tax. At gold prices of $600 and silver prices of $10, the flat tax is estimated to result in a maximum incremental tax liability to the Company of approximately 8%, or $7.2 million, over the ten year mine life.

Xstrata Plc. ("Xstrata"), the Company's joint venture partner on the El Morro project, was initially required to provide the Company with a feasibility study on the project by September 2007. Due to adverse weather conditions this winter in Chile and slow progress in the development tunnel, Xstrata and the Company agreed to extend the delivery date for the feasibility study until January 2008. Xstrata has agreed to fund all ongoing feasibility study costs as well as any additional costs during the extension period, which are estimated at US$7.0 to US$9.0 million. The Company is evaluating financing options for its share of project development costs in the event of a decision to proceed with construction by Xstrata.

Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks, including those described under the heading "Item 3. Key Information – D) Risk Factors" in the Company's latest Annual Report on Form 20-F. In addition, as a result of the Company's transition from an exploration company to a gold and silver producer, the Company is subject to additional risks including, among others, risks associated with the operation of a mine, such as uncertainty concerning the Company's ability to hire and retain qualified personnel, risks of labor disruptions, power outages, landslides, flooding, encountering unexpected geologic formations or unanticipated variations in grade, uncertainty concerning the Company's ability to obtain suitable machinery, equipment and parts, metallurgical and other processing problems, mechanical equipment performance problems, occurrence of accidents, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates. The Company has prepared estimates, and relies on the estimates of consultants and management, of future production, schedules and cash and total costs in respect of its Cerro San Pedro mine. There is no assurance that such estimates will be achieved. Actual production from the Cerro San Pedro mine may vary from such estimates for a variety of reasons such as the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, as well as the foregoing risks associated with the operation of a mine.

The Company's primary operations are located in Mexico where most of its obligations and disbursements are denominated in Mexican pesos. The Company has not entered into any hedging activity for foreign currency risk with respect to the Mexican peso.

Contingencies

On June 19, 2007, the Company terminated its mining contract with Washington Group Latin America, Inc. ("WGLA") under which WGLA had served as the mining contractor for the Company's Cerro San Pedro project. The Company received notice from WGLA in July 2007 for $14.9 million of claims that WGLA alleges the Company owes it for termination and demobilization fees, and other charges under the mining contract. Approximately $10.2 million of these claims have been submitted to arbitration for resolution. Approximately $1.5 million of the remaining $4.7 million of claims were paid in July 2007. The remaining $3.2 million of claims will also likely be submitted to arbitration for resolution. The arbitration date has not yet been established and the outcome of the arbitration proceedings, which will take place in Denver, Colorado, cannot be assessed at the present time.

The Company has been notified of various lawsuits and legal actions that have been filed against governmental agencies by a group of project opponents ("Project Opponents") seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

As required by an earlier court order, the Mexican governmental agency that issued the Environmental Authorization for the Company's Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws. The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Company received a new Environmental Authorization in April 2006. Project Opponents had filed a lawsuit against the Mexican governmental agency alleging that the new Environmental Authorization did not conform with the requirements of the 2005 court order. The Company was notified in September 2007 that the courts had ruled in favor of the Mexican governmental agency and that the April 2006 Environmental Authorization did comply with the requirements of the 2005 court order.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and applicable Canadian securities legislation, and are intended to be subject to the safe harbor protection of those provisions. All statements, other than statements of historical facts, included in this document and in press releases and public statements by our officers or representatives, that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future, are forward-looking statements, including, but are not limited to, those relating to the Company's transition from an exploration company to a gold and silver producer, projections of production and scheduling, cash and total costs, start-up of any new project, results of exploration efforts, status of required permits from governmental and regulatory authorities, status of lawsuits filed against governmental agencies including lawsuits filed by Project Opponents with respect to the Company's Cerro San Pedro project, and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described above as well as those set forth under the heading "Item 3. Key Information – D) Risk Factors" in the Company's latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company's recent transition from an exploration company to a gold and silver producer including, among others, risks associated with the operation of a mine and risks that could affect the Company's ability to achieve estimated production, schedules and cash and total costs with respect to its Cerro San Pedro mine, such as those described under "Risk Factors" above; risks related to the Company's properties being at the exploration or development stage; uncertainty of obtaining additional funding; uncertainty of mineral reserve and resource estimates; effects on the Company's operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; permitting requirements; risks of liability for environmental damage; risks relating to legal proceedings; and risks associated with international business operations. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.